May 26, 2017

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Martin James

                  Eric Atallah

Re:	TPI Composites, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 17, 2017
File No. 001-37839

Dear Mr. James:

This letter is being submitted on behalf of TPI Composites, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, filed March 17, 2017, as set forth in your letter dated May 23, 2017 addressed to William E. Siwek, Chief Financial Officer of the Company (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2016

Note 1. Summary of Operations and Significant Accounting Policies

(r) – Net Income Per Share Calculation, page F-14

We note your disclosure of diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 assuming the initial public offering had occurred on January 1, 2014. As this disclosure does not appear to be contemplated by ASC 260 or Article 11 of Regulation S-X, please tell us the guidance you relied upon in providing this information. Otherwise, refer to the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits the inclusion of non-GAAP measures in your GAAP financial statements and revise your future filings to comply.

RESPONSE: The Company respectfully acknowledges the comments from the Staff, and the Company will remove the disclosure of diluted earnings per share assuming the initial public offering had occurred on January 1, 2014 from future filings.

*      *      *

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (480) 305-8910, by facsimile transmission at (480) 305-8315 or by e-mail at BSiwek@tpicomposites.com, or Bradley C. Weber by phone at (650) 752-3226, by facsimile transmission at (650) 853-1038 or by e-mail at bweber@goodwinlaw.com.

Sincerely,

/s/ William E. Siwek

William E. Siwek
Chief Financial Officer

cc:	Steven Fishbach, TPI Composites, Inc. Bradley C. Weber, Goodwin Procter LLP Jesse Nevarez, Goodwin Procter LLP